Exhibit 99.1

Report of Independent Auditors

To the Board of Directors

Ibibo Group Holdings (Singapore) Pte Limited

We have audited the accompanying Carve-out combined financial statements of Ibibo Group Holdings (Singapore) Pte Limited, which comprise the Carve-out Combined Balance Sheets as of March 31, 2016, March 31, 2015 and April 1, 2014, and the related Carve-out Combined Statement of Profit & Loss and Other Comprehensive Income (Loss), Combined Statement of Changes in Invested Capital and Combined Statement of Cash Flows for the year(s) ended March 31, 2016 and March 31, 2015.

Management’s Responsibility for the Carve-out Combined Financial Statements

Management is responsible for the preparation and fair presentation of the Carve-out combined financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board (“IASB”); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of Carve-out combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the Carve-out combined financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Carve-out combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Carve-out combined financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the Carve-out combined financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the Carve-out combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Carve-out combined financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Carve-out combined financial statements referred to above present fairly, in all material respects, the Carve-out combined financial position of Ibibo Group Holdings (Singapore) Pte Limited as of March 31, 2016, March 31, 2015 and April 1, 2014, and the results of their operations and their cash flows for the year(s) ended March 31, 2016 and March 31, 2015 in accordance with International Financial Reporting Standards as issued by the IASB.

For Price Waterhouse & Co. Chartered Accountants LLP

Firm Registration Number: (304026E/E-300009)

/s/ Price Waterhouse & Co. Chartered Accountants LLP
Place:	Gurgaon, India
Date:	November 28, 2016

Ibibo Group Holdings (Singapore) Pte. Limited

Carve-out combined financial statements

Combined Statement of Profit or Loss and Other Comprehensive Income (Loss)

		For the year ended
	Note	2015	2016	2016
		Amounts in SGD	Amounts in SGD	Amounts in USD
Revenue
Air ticketing	6	14,202,946	24,681,737	18,334,376
Hotels and packages	6	5,817,346	27,099,667	20,130,491
Bus ticketing	6	14,319,826	26,816,617	19,920,233
Other revenue	6	5,604,762	2,796,213	2,077,116

Total revenue		39,944,880	81,394,234	60,462,216
Other income	8	1,203,937	166,047	123,345
Service cost
Procurement cost of hotel and packages services	6	791,832	19,589,639	14,551,804
Commission paid and other cost of providing services	6	9,426,296	9,388,760	6,974,268
Personnel expenses	9	23,352,241	40,961,018	30,427,142
Advertising and sales promotion expenses		44,284,018	132,725,471	98,592,684
Other operating expenses	10	16,915,520	22,727,528	16,882,728
Depreciation and amortization	11	4,167,175	4,242,763	3,151,659

Result from operating activities		(57,788,265)	(148,074,898)	(109,994,724)
Finance income	12	507,555	741,102	550,514
Finance cost	13	588,370	521,817	387,622

Net finance income (costs)		(80,815)	219,285	162,892

Share of net loss of associates accounted for using equity method	7	—	88,521	65,756

Profit (loss) before tax		(57,869,080)	(147,944,134)	(109,897,588)
Income tax benefit (expense)	14	3,207,583	5,506,297	4,090,252

Profit (loss) for the year		(54,661,497)	(142,437,837)	(105,807,336)
Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations		(7,546,259)	(1,031,228)	(766,029)

		(7,546,259)	(1,031,228)	(766,029)

Items that will never be reclassified subsequently to profit or loss:
Remeasurements of post-employment benefit obligations		81,032	(1,494)	(1,110)
Income tax on other comprehensive income		(28,044)	517	384

Other comprehensive income (loss) for the year, net of tax		(7,493,271)	(1,032,205)	(766,755)

Total comprehensive loss for the year		(62,154,768)	(143,470,042)	(106,574,091)

Profit (loss) attributable to:
Owners of the Company		(54,661,497)	(142,437,837)	(105,807,336)

Profit (loss) for the year		(54,661,497)	(142,437,837)	(105,807,336)

Total comprehensive income (loss) attributable to:
Owners of the Company		(62,154,768)	(143,470,042)	(106,574,091)

Total comprehensive income (loss) for the year		(62,154,768)	(143,470,042)	(106,574,091)

The above combined statement of profit and loss should be read in conjunction with the accompanying notes.

Ibibo Group Holdings (Singapore) Pte. Limited

Carve-out combined financial statements

Combined Balance Sheet

		As at
	Note	April 1, 2014	March 31, 2015	March 31, 2016	March 31, 2016
		Amounts in	Amounts in	Amounts in	Amounts in
		SGD	SGD	SGD	USD
Assets
Property plant and equipment	15	1,421,938	1,533,070	1,956,919	1,453,661
Intangible assets and goodwill	16	141,326,476	138,261,882	136,306,184	101,252,551
Trade and other receivables	18	951,292	1,263,004	1,587,919	1,179,557
Deferred tax assets	17	36,362,897	41,380,232	43,627,864	32,408,160
Investments accounted for using the equity method	7	—	—	1,253,939	931,466

Total non-current assets		180,062,603	182,438,188	184,732,825	137,225,395

Other investments		12,692,030	63,118	—	—
Current tax assets		2,067,305	3,848,368	5,791,723	4,302,275
Trade and other receivables, net	18	9,436,464	2,709,400	2,781,277	2,066,021
Other current assets	20	9,155,405	8,671,612	10,009,882	7,435,657
Cash and cash equivalents	19	7,969,154	21,007,046	19,937,989	14,810,570

Total current assets		41,320,358	36,299,544	38,520,871	28,614,523

Total assets		221,382,961	218,737,732	223,253,696	165,839,918

Invested Capital
Invested Capital	21	(213,760,640)	(286,580,670)	(46,892,622)	(34,833,325)
Other reserves		14,884,017	7,390,746	6,358,541	4,723,326

Total Invested Capital		(198,876,623)	(279,189,924)	(40,534,081)	(30,109,999)

Liabilities
Employee benefits	25	2,828,063	3,894,500	6,788,526	5,042,732

Total non-current liabilities		2,828,063	3,894,500	6,788,526	5,042,732

Loans and borrowings	22	380,417,294	456,816,265	201,395,274	149,602,789
Trade and other payables	23	20,435,928	31,879,550	41,775,490	31,032,157
Employee benefits	25	2,942,224	4,581,988	12,881,802	9,569,011
Other current liabilities	24	13,636,075	755,353	946,685	703,228

Total current liabilities		417,431,521	494,033,156	256,999,251	190,907,185

Total liabilities		420,259,584	497,927,656	263,787,777	195,949,917

Total Invested Capital and liabilities		221,382,961	218,737,732	223,253,696	165,839,918

The above combined statement of balance sheet should be read in conjunction with the accompanying notes.

Ibibo Group Holdings (Singapore) Pte. Limited

Carve-out combined financial statements

Combined Statement of Changes in Invested Capital

	Attributable to equity holders
	Invested capital deficit	Exchange difference on the translating the financial statements of the foreign operations	Defined benefit plan actuarial gains	Deferred tax on defined benefit plan actuarial gains	Total
Balance as at 1st April, 2014	(213,760,640)	14,878,060	9,110	(3,153)	(198,876,623)
Profit/(Loss) for the year	(54,661,497)	—	—	—	(54,661,497)
Transfer to owners (a)	(18,158,533)	—	—	—	(18,158,533)
Other comprehensive income (b)	—	(7,546,259)	81,032	(28,044)	(7,493,271)
Total comprehensive income (a+b)	(72,820,030)	(7,546,259)	81,032	(28,044)	(80,313,301)

Balance as at 31st March, 2015	(286,580,670)	7,331,801	90,142	(31,197)	(279,189,924)
Profit/(Loss) for the year	(142,437,837)	—	—	—	(142,437,837)
Transfer to owners (a)	18,941,010	—	—	—	18,941,010
Other comprehensive income (b)	—	(1,031,228)	(1,494)	517	(1,032,205)
Total comprehensive income (a+b)	(123,496,827)	(1,031,228)	(1,494)	517	(124,529,032)
Issue of shares during the year (Refer Note 22)	363,184,875	—	—	—	363,184,875
Balance as at 31st March, 2016 (Amounts in SGD)	(46,892,622)	6,300,573	88,648	(30,680)	(40,534,081)
Balance as at 31st March, 2016 (Amounts in USD)	(34,833,325)	4,680,265	65,851	(22,790)	(30,109,999)

The above combined statement of comprehensive income and statement of equity should be read in conjunction with the accompanying notes.

Ibibo Group Holdings (Singapore) Pte. Limited

Carve-out combined financial statements

Combined Statement of Cash Flows

	For the year ended March 31,
	2015	2016	2016
	Amounts in SGD	Amounts in SGD	Amounts in USD
Cash flows from operating activities
Profit (loss) before tax	(57,869,080)	(147,944,134)	(109,897,588)
Adjustments for:
- Depreciation and amortisation	4,167,175	4,242,763	3,151,659
- Share of net loss of associates accounted for using Equity method	—	88,521	65,756
- Net (gain) / loss on disposal of Investment	(1,055,775)	(1,262)	(937)
- Provision for doubtful debts and advances	254,023	144,556	107,381
- Bad debts written off	111,071	90,576	67,283
- Liabilities no longer required written back	(144,937)	(159,737)	(118,658)
- Net foreign exchange loss	(275,060)	(402,522)	(299,006)
- Profit on sale of property, plant and equipment	(3,225)	(5,048)	(3,750)
- Interest income	(507,555)	(741,102)	(550,514)
- Finance cost	588,370	521,817	387,622

	(54,734,993)	(144,165,572)	(107,090,752)

Change in working capital:
- (Increase) / Decrease in Trade and other receivables	6,175,554	(916,009)	(680,442)
- (Increase) / Decrease in Other current assets	668,003	(2,026,207)	(1,505,131)
- Increase / (Decrease) in Trade and other payables	10,830,810	12,680,793	9,419,695
- Increase / (Decrease) in Employee benefit obligations	2,833,328	12,669,198	9,411,082
- Increase / (Decrease) in Other current liabilities	(12,876,915)	251,638	186,925

Cash generated from operations	(47,104,213)	(121,506,160)	(90,258,623)

Withholding taxes (paid)/refund received	(1,688,932)	(2,293,107)	(1,703,392)

Net cash provided by operating activities	(48,793,145)	(123,799,267)	(91,962,015)

Cash flows from investing activities
Payment for property, plant and equipment	(1,104,546)	(1,350,829)	(1,003,438)
Payment for intangible assets and goodwill	(139,084)	(1,360,085)	(1,010,314)
Proceeds from property, plant and equipment and intangible assets	33,143	5,048	3,750
Proceeds from disposal of investment	13,665,253	62,813	46,659
Payment for acquistion of associate	—	(1,342,460)	(997,222)
Interest received	479,664	768,071	570,547

Net cash used in investing activities	12,934,430	(3,217,442)	(2,390,018)

Cash flows from financing activities
Invested Capital increase/(decrease)	(18,158,533)	18,941,010	14,069,982
Proceeds from borrowings	76,398,971	107,763,884	80,050,426
Interest paid	(588,370)	(521,817)	(387,622)

Net cash provided by/(used in) financing activities	57,652,068	126,183,077	93,732,786

Net increase/(decrease) in cash and cash equivalents	21,793,353	(833,632)	(619,247)
Effects on currency translation on cash and cash equivalents	(8,755,461)	(235,425)	(174,882)
Cash and cash equivalents at beginning of financial year	7,969,154	21,007,046	15,604,699

Cash and cash equivalents at end of financial year	21,007,046	19,937,989	14,810,570

The above combined statement of cash flow should be read in conjunction with the accompanying notes.

Significant non cash financing activities-

During the year 2015-16, the Group has converted loan from share holders into equity of SGD 363,184,875 (Refer Note 22).

Ibibo Group Holdings (Singapore) Pte. Limited

Carve-out combined financial statements

1)	GENERAL INFORMATION

Ibibo Group Holdings (Singapore) Pte. Ltd. (formerly known as MIH India Ecommerce Pte. Ltd.) is incorporated and domiciled in Singapore. The address of its registered office is 1 Scotts Road, #21-07, Shaw Centre, Singapore 228208.

Ibibo Group Holdings (Singapore) Pte. Ltd. together with its subsidiaries and associates is primarily engaged in the business of selling travel products and solutions in India, Singapore and Malaysia.

2)	BASIS OF ACCOUNTING

(a)	Carve-out financial information

MakeMyTrip Limited (MMT) and MIH Internet SEA Pte Limited, owned by global technology group Naspers Limited (Naspers) and holding company of Ibibo Group Holdings (Singapore) Pte Limited,.(Ibibo or the Group), have agreed to pursue a transaction, whereby MMT would acquire 100% shareholding of Ibibo. MMT is required to file Form F3 pursuant to Rule 3-05 of S-X regulations, comprising the combined financial information (Carve-out combined financial statements) of the Ibibo Group Holdings (Singapore) Pte Ltd that is forming part of the transaction. These Carve-out Combined Financial Statements would include the Combined Balance Sheet as of March 31, 2016, 2015 and April 1, 2014 and the related Combined Statement of Profit or Loss and Other Comprehensive Income/(Loss), Combined Statement of Changes in Invested Capital and Combined Statement of Cash Flows for the years ended March 31, 2016 and 2015 and a summary of significant accounting policies and other explanatory information to the combined financial information.

These Carve-out combined financial statements (or combined financial statements) have been prepared in accordance with the recognition and measurement principles of International Financial Reporting Standards (IFRSs) and the interpretations of the IFRS Interpretations Committee (“IFRIC”) as issued by the International Accounting Standards Board (IASB). The IFRSs provide no guidelines for the preparation of combined financial statements, which are therefore subject to the guidance provided in IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” para 12. This para requires consideration of the most recent pronouncements of other standard-setting bodies, other financial reporting requirements and recognized industry practices.

Scope of combination

The transaction would primarily combine business to consumer online travel businesses of ibibo Group including; the airline ticketing, bus ticketing and hotel and packages businesses of the combining entities. The combining ibibo Group would include the following entities:

Entity	Holding Company and percentage holding

Ibibo Group Holdings (Singapore) Pte Limited	MIH B2C Holdings BV (91.29% till October 25, 2016) TCH Purple Limited (8.71% till October 25, 2016) MIH Internet SEA Pte Limited, (100% w.e.f. October 25, 2016)

Ibibo Group Private Limited	Ibibo Group Holdings (Singapore) Pte Limited (100%)

Ibibo Group Pte Limited	Ibibo Group Holdings (Singapore) Pte Limited (100%)

Ibibo Group Sdn Bhd	Ibibo Group Pte Limited (100%)

Ibibo (Hongkong) Limited	Ibibo Group Holdings (Singapore) Pte Limited (100%)

Ibibo (Mauritius) Limited	Ibibo (Hongkong) Limited (100%)

Saaranya Hospitality Technologies Private Limited	Ibibo Group Holdings (Singapore) Pte Limited (27.72%)

Tek Travel Private Limited, eventual subsidiary of ibibo Group, which is engaged in B2B airline ticketing business under the brand name Travel Boutique Online (TBO) is excluded from the transaction and along with some minority/insignificant investment entities within the ibibo Group, is intended to be transferred out of ibibo Group to a Naspers group entity.

Ibibo Group Holdings (Singapore) Pte. Limited

Carve-out combined financial statements

Consolidation principles in the combined financial statements

Ibibo Group Holdings (Singapore) Pte Ltd being the holding company of the combining entities has prepared these Carve-out Combined Financial Statements. All income, expenses, assets and liabilities of the combining entities have been included in the combined financial statements. The separate financial information of the combining entities has been prepared using the IFRS principles.

The investment of Ibibo Group Holdings (Singapore) Pte Limited in the downstream combining entities have been eliminated against the share capital and reserves of the respective entities using the consolidation principles of IFRS 10 “Consolidated Financial Statements”. Outstanding balances and transactions within the Group and all intercompany profits and losses from transactions within the Group were eliminated for the purposes of the combined financial statements.

The Carve-out combined financial statements also includes the associate Saaranya Hospitality Technologies Private Limited, which has been accounted for using the equity method of accounting. The cost of the investment was increased or reduced annually by the amount of the pro rata share of the changes in equity.

The Group has not previously prepared or reported any combined financial statements in accordance with any other generally accepted accounting principles (“GAAP”). Naspers Limited prepares and reports financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB). The Group has used the IFRS 1, First Time Adoption principles to the separate financial statements of the combining entities to transition from the respective previous GAAPs of those entities to IFRS. The Group’s deemed transition date to IFRS and its interpretations as adopted by the International Accounting Standards Board (“IASB”) is April 1, 2014. The requirement in IFRS 1 to provide reconciliations of financial information prepared under previous GAAP to IFRS is not relevant to the Group.

Uncertainties due to estimates in the combined financial statements

The combined financial statement presented here does not necessarily reflects the net assets financial position and resulting operations, as well as the capital structure, that would have resulted if the Group has prepared its general purpose consolidated financial statements under IFRS. The fact that the Group has retrospectively effected certain recognition and measurement adjustments limits the validity of the combined financial statements. It also means that the combined financial statements cannot be used to forecast the future development of the operations that have been combined to form the Group.

The financial statements were authorized for issue by the board of directors on November 28, 2016.

(b)	Historical cost convention

The financial information have been prepared on a historical cost basis, except for the following:

•	available-for-sale financial assets and financial assets and liabilities – measured at fair value, and

•	retirement benefit obligations – plan assets measured at fair value.

(c)	New and amended standards adopted by the Group

The following standards and amendments have been applied for the first time for their annual reporting period commencing 1 January 2015:

•	Annual Improvements to IFRSs - 2010-2012 Cycle and 2011 - 2013 Cycle, and

•	Defined Benefit Plans: Employee Contributions - Amendments to IAS 19.

(d)	New accounting standards and interpretations not yet adopted

The following Standards and Interpretations which have not been applied in these financial information were in issue but not yet effective:

Annual Improvements 2012-2014 Cycle

These improvements are effective for annual periods beginning on or after 1 January 2016. These amendments are not expected to have any impact on the Group. The improvements include amendments in the following standards:

•	IFRS 5 Non-current Assets Held for Sale and Discontinued Operations

Ibibo Group Holdings (Singapore) Pte. Limited

Carve-out combined financial statements

•	IFRS 7 Financial Instruments: Disclosures

•	IAS 19 Employee Benefits

•	IAS 34 Interim Financial Reporting

•	Amendments to IAS 1 Disclosure Initiative

The amendments to IAS 1 Presentation of Financial Statements clarify, rather than significantly change, existing IAS 1 requirements. The amendments clarify:

•	The materiality requirements in IAS 1

•	That specific line items in the statement(s) of profit or loss and OCI and the statement of financial position may be disaggregated

•	That entities have flexibility as to the order in which they present the notes to financial statements

•	That the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement(s) of profit or loss and OCI. These amendments are effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. These amendments are not expected to have any significant impact on the Group.

•	Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception

The amendments address issues that have arisen in applying the investment entities exception under IFRS 10. The amendments to IFRS 10 clarify that the exemption from presenting Carve-out Combined Financial Statements applies to a parent entity that is a subsidiary of an investment entity, when the investment entity measures all of its subsidiaries at fair value. Furthermore, the amendments to IFRS 10 clarify that only a subsidiary of an investment entity that is not an investment entity itself and that provides support services to the investment entity is consolidated. All other subsidiaries of an investment entity are measured at fair value. The amendments to IAS 28 allow the investor, when applying the equity method, to retain the fair value measurement applied by the investment entity associate or joint venture to its interests in subsidiaries.

IFRS 9 Financial Instruments

In July 2014, the International Accounting Standards Board issued the final version of IFRS 9, Financial Instruments. The standard aims to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in other comprehensive income.

IFRS 9 replaces the incurred loss model in IAS 39 with an expected credit loss model. The measurement uses a dual measurement approach, under which the loss allowance is measured as either 12 month expected credit losses or lifetime expected credit losses. The standard also introduces new presentation and disclosure requirements.

The effective date for adoption of IFRS 9 is annual periods beginning on or after January 1, 2018, though early adoption is permitted. The Group is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the consolidated financial information.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the International Accounting Standards Board and Financial Accounting Standards Board jointly issued IFRS 15, Revenue from Contracts with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

Ibibo Group Holdings (Singapore) Pte. Limited

Carve-out combined financial statements

The standard permits the use of either the retrospective or cumulative effect transition method. The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2017, though early adoption is permitted.

In September 2015, the IASB issued an amendment to IFRS 15, deferring the adoption of the standard to periods beginning on or after January 1, 2018 instead of January 1, 2017.

In April 2016, the IASB amended IFRS 15 to provide clarifications to apply the principles of IFRS 15 as well as additional transitional relief to companies.

The Group has not yet selected a transition method and is evaluating the impact of IFRS 15 in the consolidated financial information.

IFRS 16 Leases

On January 13, 2016, the International Accounting Standards Board issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases standard, IAS 17, Leases, and related interpretations. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for lessees and lessors. It introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Currently, operating lease expenses are charged to the statement of profit or loss and other comprehensive income (loss). IFRS 16 also contains enhanced disclosure requirements for lessees. The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. The Group is yet to evaluate the requirements of IFRS 16 and the impact in the consolidated financial information.

3)	Use of estimates and judgements

The preparation of financial information requires the use of accounting estimates which, by definition, will seldom equal the actual results. Management also needs to exercise judgement in applying the Group’s accounting policies. This note provides an overview of the areas that involved a higher degree of judgement or complexity, and of items which are more likely to be materially adjusted due to estimates and assumptions turning out to be wrong.

Useful lives of depreciable assets

Management reviews the useful lives of depreciable assets at each reporting date based on the expected utility of the assets to the Group. Actual results, however, may vary due to technical obsolescence, particularly relating to plant and machinery equipment.

Defined benefit obligations

Management estimates the defined benefit liability annually through valuations by an independent actuary; however, the actual outcome may vary due to estimation uncertainties. It also takes into account the Group’s specific anticipation of future salary increases. Discount factors are determined close to each year-end by reference to government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating to the terms of the related defined benefit obligation. Estimation uncertainties exist with regard to anticipation of future salary increases which may vary significantly in future appraisals of the Group’s defined benefit obligations.

Recognition of deferred tax asset

Management judgment is required for the calculation of provision for income taxes and deferred tax assets and liabilities. The Group reviews at each balance sheet date the carrying amount of deferred tax assets. The factors used in estimates may differ from actual outcome which could lead to an adjustment to the amounts reported in the consolidated financial information. The amount of deferred tax assets that can be recognized are based upon the likely timing and the level of future taxable profits, together with future tax planning strategies. The Group has estimated that the deferred tax assets will be recoverable using the estimated future taxable income based on the approved business plans and budgets.

Share based payments

The fair value of the shares awarded is measured using Bermudan Binomial option pricing model, taking into account the terms and conditions upon which the awards were made. In applying the valuation model, it is required to determine the most appropriate inputs to the valuation model including the expected life of the appreciation right, volatility and dividend yield and making assumptions about them.

Ibibo Group Holdings (Singapore) Pte. Limited

Carve-out combined financial statements

Impairment of non-financial assets

The Group assesses whether there are any indicators of impairment for all non-financial assets at each reporting date. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

The Group tests whether goodwill has suffered any impairment on an annual basis. The recoverable amount of a cash generating unit (CGU) is determined based on value-in-use calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management.

4)	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies have been applied consistently to all periods presented in these Carve-out combined financial statements.

(a)	Business combinations

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

•	fair values of the assets transferred

•	liabilities incurred to the former owners of the acquired business

•	equity interests issued by the Group

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Acquisition-related costs are expensed as incurred.

The excess of the

•	consideration transferred,

•	amount of any non-controlling interest in the acquired entity, and

•	acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired, the difference is recognized directly in profit or loss as a bargain purchase.

(b) Going Concern

Ibibo Group Holdings (Singapore) Pte. Limited (the Group) has been incurring losses since inception thereby resulting in accumulated deficit as on date. However, considering the business plans which has been approved by the Board of Directors as well as a letter of support from the parent of the Group dated May 30, 2016, the Group is confident of its ability to continue operations for the foreseeable future and accordingly the accounts have been prepared on a going concern basis.

(c) Foreign currency

i)	Functional and presentation currency

Items included in the financial information of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial information are presented in Singapore Dollars (SGD), which is Ibibo Group Holdings (Singapore) Pte. Ltd. functional and presentation currency.

Ibibo Group Holdings (Singapore) Pte. Limited

Carve-out combined financial statements

The functional currency for entities organized in India, Malaysia, Hong Kong and Mauritius are their respective local currencies.

ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss.

iii)	Group companies

The results and financial position of foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet

•	income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the spot rate of exchange at the reporting date.

Translations of balances in the Carved-out combined financial statements from Singapore Dollar (“SGD”) into the United States Dollar (“US$”) as of and for the year ended March 31, 2016 are solely for the convenience of the readers and were calculated at the rate of US$1.00=SGD 1.3462, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2016. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2016, or at any other rate.”

(d)	Investments and other financial assets

i)	Classification

The Group classifies its financial assets in the following categories:

•	financial assets at fair value through profit or loss,

•	loans and receivables,

•	held-to-maturity investments, and

•	available-for-sale financial assets.

The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and, in the case of assets classified as held-to-maturity, re-evaluates this designation at the end of each reporting period.

ii)	Recognition and derecognition

Regular purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

When securities classified as available-for-sale are sold, the accumulated fair value adjustments recognized in other comprehensive income are reclassified to profit or loss as gains and losses from investment securities.

iii)	Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset.

Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Ibibo Group Holdings (Singapore) Pte. Limited

Carve-out combined financial statements

Loans and receivable includes trade receivables. Such loans and receivables are initially recognized at fair value plus any directly attributable transaction cost. Subsequent to initial recognition, trade and other receivables are measured at amortized cost using the effective interest method, less any impairment.

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified in any of the other categories. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses are recognized in other comprehensive income (loss) and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income (loss) is transferred to profit or loss. Available-for-sale financial assets comprise of equity securities.

The fair value of the unquoted equity investments cannot be reliably measured as the variability in the range of fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed.

Dividends on financial assets at fair value through profit or loss and available-for-sale equity instruments are recognized in profit or loss as part of revenue from continuing operations when the Group’s right to receive payments is established.

Interest income from financial assets at fair value through profit or loss is included in the net gains/ (losses). Interest on available-for-sale securities, held-to-maturity investments and loans and receivables calculated using the effective interest method is recognized in the statement of profit or loss as part of revenue from continuing operations.

iv)	Impairment

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or Group of financial assets is impaired. A financial asset or a Group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or Group of financial assets that can be reliably estimated. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the assets are impaired.

(e)	Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, bank accounts and highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(f)	Financial liabilities

Financial liabilities are either classified as financial liabilities measured at amortized cost, or financial liabilities at fair value through profit or loss. Financial liabilities include trade and other payables (excluding tax and social security and deferred income), accruals, finance debt and derivative financial instruments. The Group determines the classification of its financial liabilities at initial recognition. Financial liabilities are recognized initially at fair value, normally being the transaction price plus, in the case of financial liabilities not at fair value through profit or loss, directly attributable transaction costs.

Trade and other payables

Trade and other payables represent liabilities for goods and services provided to the Group prior to the end of financial period which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business, if longer). Otherwise, they are presented as non-current liabilities.

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

Ibibo Group Holdings (Singapore) Pte. Limited

Carve-out combined financial statements

(g)	Provisions and contingent liabilities

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.

Contingent liabilities are possible obligations that arise from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote.

(h)	Property, plant and equipment

Property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss.

(i)	Intangible assets

i)	Trademarks, licenses and customer contracts

Separately acquired trademarks and licenses are shown at historical cost. Trademarks, licenses and customer contracts acquired in a business combination are recognized at fair value at the acquisition date. They have a finite useful life and are subsequently carried at cost less accumulated amortization and impairment losses.

ii)	Software

Software has finite useful lives and is measured at cost less accumulated amortization and accumulated impairment losses. Cost includes any directly attributable expenses necessary to make the assets ready for use. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and impairment losses, if any.

ii)	Goodwill

Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or Groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The units or Groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, being the operating segments.

Ibibo Group Holdings (Singapore) Pte. Limited

Carve-out combined financial statements

(j)	Depreciation and amortization

(i) Tangible assets

Depreciation is charged to the Carve-out combined income statement on a straight line basis over the estimated useful economic lives of each part of an item of property, plant and equipment. The useful economic lives are as follows:

Assets	Useful life
Leasehold improvements	Over the lease term or useful lives, whichever is shorter
Office equipment	1 to 3 years
Computers and servers	3 years
Furniture and fixtures	5 years
Vehicles	5 years

(ii) Intangible assets

Amortization is charged to the Carve-out combined income statement on a straight line basis over the estimated useful economic life of each type of intangible asset as follows:

Assets	Useful life
Software	3 to 5 years
Website development cost	3 to 5 years
Brand/trademark	10 to 15 years
Customer relations	5 to 15 years
ePlatform	10 years

(k)	Employee benefit plans

The Group operates various post-employment schemes, including both defined benefit and defined contribution pension plans.

i)	Defined contribution plans

Provident fund: Contribution to provident fund is made in accordance with the statute, and is recognized as an expense in the year in which employees have rendered services. The Group has no further payment obligations once the contributions have been paid.

ii)	Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan.

Gratuity: The gratuity plan is a defined benefit plan that, at retirement or termination of employment, provides eligible employees with a lump sum payment, which is a function of the last drawn salary and completed years of service. The liability recognized in the balance sheet in respect of gratuity plan is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, if any, together with adjustments for unrecognized past–service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using an appropriate government bond rate and that have terms to maturity approximating to the terms of the related gratuity liability.

Re-measurement gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. The sensitivity of the defined benefit obligation to changes in the weighted principal assumption is mentioned in Note 25.

ii)	Short-term employee benefits

The Group recognizes a liability and an expense for bonuses. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation. Wages, salaries, sick leave, bonuses, and non-monetary benefits are accrued in the period in which the associated services are rendered by employees of the Group.

Ibibo Group Holdings (Singapore) Pte. Limited

Carve-out combined financial statements

iii)	Share based payment

The ultimate holding company (“Naspers Ltd”) grants share options/share appreciation rights (SARs) to the employees of the Group under a number of equity compensation plans. For cash-settled transactions, the resulting liability for the Group is charged to expenses at its fair value as at the date of the performance of the service by the beneficiary. Until payment of this liability, the fair value of the liability is remeasured at every reporting date and all changes are included in the consolidated income statement.

(l)	Revenue

The Group is engaged in the business of providing travel related services and products. Revenue from air ticketing, bus ticketing and hotel booking and packages businesses are generated through travel agents’ network, call centers, websites and mobile application. The Group also generates revenue from facilitating access to travel insurance.

Revenue from rendering these services is recognized in the profit or loss at the time when significant risk and rewards are transferred to the customer. In recognizing revenue, judgement is required in the consideration of whether each individual business acts as a principal or agent and whether revenues should be recognized on a gross or net basis, in accordance with IAS 18.

Ticketing: Income from air ticketing business comprises commissions and incentive payments from airline suppliers, service fees charged to customers and fees from Global Distribution System (‘GDS’) service provider. Income from the sale of airline tickets is recognized as an agent on a net commission earned basis, as the Group does not assume any performance obligation subsequent to the confirmation of the issuance of an airline ticket to the customer. Incentives from airlines are recognized when the performance obligations under the incentive schemes are probable to be achieved. The Group also earns commissions and fees from bus operators, convenience fees from customers and fees from facilitating access to travel insurance policies. Income from these sources are recognized as the services are performed.

Hotels: Income from hotel reservations including commission earned is recognized on a net basis as an agent on the date of check-in as the Group does not assume any performance obligation post the issuance of hotel confirmation voucher to the customer. Performance linked incentives from hotels are recognized as income when the performance obligations under the incentive schemes are probable to be achieved.

Flight Plus Hotels and Packages: Income from Flight Plus Hotels and Packages is accounted on gross basis as the Group is determined to be the primary obligor in the arrangement i.e., the risks and rewards are assumed by the Group including the responsibility for delivery of services.

Revenue is recognized net of refunds, discounts and taxes. In a situation where the discount offered to the customer is higher than the commission income, the net discount is accounted for under advertisement and publicity expenses. In the event of cancellation of airline tickets, revenue recognized in respect of commissions earned by the Group on such tickets is reversed and is reduced from revenue earned during the fiscal period at the time of cancellation. In addition, a liability is recognized in respect of the refund due to the customers for the gross amount charged to such customers net of cancellation fees. The revenue from the sale of Flight Plus Hotels and Packages and Hotel reservations is recognized on the customer’s departure and check-in dates, respectively. Cancellations, if any, do not impact revenue recognition since revenue is recognized upon availment of services by the customer.

The cash back income is the income which the Group receives for an advance payment to book the tickets through credit cards which is recognized as and when the cash back is accrued. Cancellation/refund income includes the service charge that is taken once the ticket or hotel reservation is cancelled by the customer. A corresponding liability is also created in the books for such amount until the refund is taken or the time for demanding the refund by the customer is expired.

(m) Advertising and sales promotion costs

Advertising and sales promotion costs consist of internet and television advertisement costs as well as event-driven promotion costs for our products and services. These costs include advertising on websites, television, search engine marketing and other media costs. Group also incur advertising and sales promotion expenses associated with customer inducements and acquisitions programs, including cash incentives and select loyalty program incentive promotions, which it offers from time to time on various booking platforms. Advertising and sales promotion costs are recognized when incurred. In situation where the discount offered to the customer is higher than the commission income, the net discount is accounted for under advertisement and sales promotion costs.

Ibibo Group Holdings (Singapore) Pte. Limited

Carve-out combined financial statements

(n)	Leasing arrangements

Leases of property, plant and equipment where the Group, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other short-term and long-term payables. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the asset’s useful life or over the shorter of the asset’s useful life and the lease term if there is no reasonable certainty that the Group will obtain ownership at the end of the lease term.

Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease.

(o)	Finance income and costs

Finance income comprises interest income on funds invested which is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

(p)	Income taxes

The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Group’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial information. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in foreign operations where the Group is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

Ibibo Group Holdings (Singapore) Pte. Limited

Carve-out combined financial statements

(q)	Operating segment

In accordance with IFRS 8—Operating Segments, the operating segments used to present segment information are identified on the basis of internal reports used by the Group’s management to allocate resources to the segments and assess their performance. An operating segment is a component of the Group that engages in business activities from which it earns revenues and incurs expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. Results of the operating segments are reviewed regularly by the Chief Executive, Chief Finance Office and business heads, who have been collectively identified as the chief operating decision maker (CODM), to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available.

The Group has three reportable segments, i.e. air ticketing, hotels and packages and bus ticketing. Accordingly, the Group has made relevant entity-wide disclosures (Refer to Note 6). Segment results that are reported to the CODM include items directly attributable to a segment.

Revenue directly attributable to the segments is considered segment revenue (Refer Note 6).

Service cost includes amounts paid to hotels and other service providers for packages. Operating expenses other than service cost have not been allocated to the operating segments and are treated as unallocated/ common expenses. For the purposes of the CODM review, the measure of segment revenue as reduced by service cost is a key operating metric, which is sufficient to assess performance and make resource allocation decisions.

Segment capital expenditure does not include cost incurred during the period to acquire property, plant and equipment, goodwill and intangible assets as they cannot be allocated to segments and is not reviewed by the CODM.

Segment assets do not include property, plant and equipment, goodwill, intangible assets, trade and other receivables, term deposits, tax assets, corporate assets, other current assets and other non-current assets as they cannot be allocated to segments and are not reviewed by the CODM.

Segment liabilities do not include trade and other payables, employee benefits, accrued expenses, deferred income, loans and borrowings and other liabilities as they cannot be allocated to segments and are not reviewed by the CODM.

(r)	Determination of fair value

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Group has an established control framework with respect to the measurement of fair values. This includes the Ultimate Parent’s (“Naspers Limited”.) valuation team (“valuation team”) that has overall responsibility for overseeing all significant fair value measurements, including level 3 fair values.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

When measuring the fair value of an asset or a liability, the Group uses market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2:	Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3:	Inputs for the asset or liability that are not based on observable market data (Unobservable Inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire valuation.

Ibibo Group Holdings (Singapore) Pte. Limited

Carve-out combined financial statements

When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Non derivative financial liabilities

Fair value is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest.

ii)	Share based payment transactions

The fair value of the shares awarded is measured using Bermudan Binomial option pricing model, taking into account the terms and conditions upon which the awards were made. In applying the valuation model, it is required to determine the most appropriate inputs to the valuation model including the expected life of the appreciation right, volatility and dividend yield and making assumptions about them.

iii)	Trade and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. The fair value is determined for disclosure purposes only.

5)	FINANCIAL RISK MANAGEMENT

Overview

In the normal course of its business, the Group is exposed to liquidity, credit and market risk (interest rate and foreign currency risk). The Group’s risk management is carried out by the finance function under policies approved by the Naspers’s Treasury Group. The Naspers’s Treasury Group provides written principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk and non-derivative financial instruments.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to manage liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Group’s reputation.

To ensure smooth operations, the Group has invested surplus funds in term deposits with banks.

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Ibibo Group Holdings (Singapore) Pte. Limited

Carve-out combined financial statements

The following are the contractual maturities of financial liabilities:

As at April 1, 2014	Carrying value as per balance sheet	Contractual Cash Flows	Less than 6 months
	Amounts in SGD
Trade and other payables	9,049,200	9,049,200	9,049,200
Interest bearing unsecured loan	380,417,294	380,417,294	380,417,294
Accrued expenses	7,536,526	7,536,526	7,536,526
Current maturities of long term debentures	12,692,030	12,692,030	12,692,030
Total	409,695,050	409,695,050	409,695,050

As at March 31, 2015	Carrying value as per balance sheet	Contractual Cash Flows	Less than 6 months
	Amounts in SGD
Trade and other payables	15,058,037	15,058,037	15,058,037
Interest bearing unsecured loan	456,816,265	456,816,265	456,816,265
Accrued expenses	3,080,992	3,080,992	3,080,992
Current maturities of long term debentures	63,118	63,118	63,118
Total	475,018,412	475,018,412	475,018,412

As at March 31, 2016	Carrying value as per balance sheet	Contractual Cash Flows	Less than 6 months
	Amounts in SGD
Trade and other payables	12,127,100	12,127,100	12,127,100
Interest bearing unsecured loan	201,395,274	201,395,274	201,395,274
Accrued expenses	15,921,719	15,921,719	15,921,719
Current maturities of long term debentures	—	—	—
Total	229,444,093	229,444,093	229,444,093
Total (Amounts in USD)	170,438,340	170,438,340	170,438,340

Credit risk

The Group’s exposure to credit risk is limited, as its customer base consists of a large number of customers and the majority of its collections from customers are made on an upfront basis at the time of consummation of the transaction. There is limited credit risk on incentives due from the airlines and its Global Distribution System (GDS) provider. The Group has not experienced any significant default in recovery from such customers.

Additionally, the Group places its cash and cash equivalents and term deposits with banks with high investment grade ratings, limits the amount of credit exposure with any one bank and conducts ongoing evaluation of the credit worthiness of the banks with which it does business. Given the high credit ratings of these financial institutions, the Group does not expect these financial institutions to fail in meeting their obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure.

	As at April 1,		As at March 31,
	2014		2015		2016		2016
Accounts Receivables	Receivables	Impaired	Receivables	Impaired	Receivables	Impaired	Receivables	Impaired
	Amounts in SGD		Amounts in SGD		Amounts in SGD		Amounts in USD
Neither Past due or impaired	2,879,387	—	2,849,749	—	1,692,783	—	1,257,453	—
Past Due but not impaired	8,024,776	516,407	1,489,882	367,230	3,041,257	364,844	2,259,143	271,018
30 days and Older	5,923,104	—	766,732	—	1,156,214	—	858,872	—
60 days and Older	90,304	—	89,012	—	1,207,451	—	896,933	—
90 days and Older	237,697	—	62,113	—	69,094	—	51,325	—
120 days and Older	1,773,671	516,407	572,025	367,230	608,498	364,844	452,013	271,018
Total	10,904,163	516,407	4,339,631	367,230	4,734,040	364,844	3,516,596	271,018

Ibibo Group Holdings (Singapore) Pte. Limited

Carve-out combined financial statements

Impairment losses

The movement in the allowance for doubtful debts in respect of trade and other receivables during the year was as follows:

	For the year ended,
Particulars	2015 Amounts in SGD	2016 Amounts in SGD	2016 Amounts in USD
Opening balance	516,407	367,230	272,790
Provision for impairment recognised during the year	238,067	111,269	82,654
Receivables written off during the year	(387,244)	(113,655)	(84,426)
Closing balance	367,230	364,844	271,018

Allowance for doubtful debts mainly represents amounts due from airlines, and other customers. Based on historical experience, the Group believes that no impairment allowance is necessary, apart from above, in respect of trade receivables.

Market risk – foreign currency

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group transacts business in local currency and in foreign currency, primarily Singapore dollars and U.S. dollars. The Group has receivables and trade payables in foreign currency and is therefore, exposed to foreign exchange risk. The Group does not use foreign exchange forward contracts towards hedging risk resulting from changes and fluctuations in foreign currency exchange rate. Since the quantum and the realization period of the receivables and trade payables is not significant, the exposure is minimal.

Exposure to Currency Risk

The Group is primarily exposed to foreign currency fluctuations between the USD and INR and between the EUR and INR, INR being the functional currency of Ibibo Group Private Limited. The Group’s exposure to foreign currency risk was based on the following amounts as at the reporting dates (in equivalent SGD):

	As at April 1		As at March 31
Particulars	2014		2015		2016
	USD	EUR	USD	EUR	USD	EUR
Trade Receivables	—	—	341,039	—	199,412	—
Advance received from Customers	—	—	7,282,319	—	931,801	—
Trade payables	—	—	112,917	—	690,516	109,784
Total	—	—	7,736,275	—	1,821,729	109,784

Sensitivity analysis

Any change in the exchange rate of USD against currencies other than INR and EUR is not expected to have significant impact on the Group’s profit or loss. Accordingly, a 10% appreciation of the USD as indicated below, against the INR and EUR would have increased loss by the amounts shown below and a 10% appreciation of the EUR as indicated below, against the USD would have increased loss for the current year/decreased loss for the previous year by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables remain constant.

	For the Year Ended March 31
Particulars	2014	2015	2016
USD exchange rate – increase 10%	—	(684,308)	(202,150)
USD exchange rate – decrease 10%	—	726,531	82,431
EURO exchange rate – increase 10%	—	—	9,670
EURO exchange rate – decrease 10%	—	—	(12,287)

A 10% depreciation of the USD against INR and EUR, and 10% depreciation of EUR against USD would have had the equal but opposite effect on the above currency to the amounts shown above, on the basis that all other variables remain constant.

Ibibo Group Holdings (Singapore) Pte. Limited

Carve-out combined financial statements

Market risk – interest rate

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s debt interest obligations. As of March 31, 2016, the entire borrowings of the Group.

Capital management

The Company’s objectives when managing capital are to ensure that the Company is adequately capitalized and to maintain an optimal capital structure by issuing new shares or obtaining funding from the immediate holding company or related companies when necessary.

Management monitors capital through regular reviews to ensure adequate capital is maintained. For this purpose, a gearing ratio is calculated which is derived by dividing the Net debt by total Invested capital.

	As at April 1, 2014 Amountd in SGD	2015 Amountd in SGD	As at March 31, 2016 Amountd in SGD	2016 Amountd in USD
Net debt	(372,448,140)	(435,809,216)	(181,457,285)	(134,792,219)
Total equity	(198,876,623)	(279,189,924)	(40,534,082)	(30,110,000)

Gearing ratio	187%	156%	448%	448%

Net debt reconciliation	2014	2015	2016	2016
Cash and cash equivalents	7,969,154	21,007,046	19,937,989	14,810,570
Liquid investments	12,692,030	63,121	—	—
Borrowings - payable within 1 year	393,109,324	456,879,383	201,395,274	149,602,789

Net debt	(372,448,140)	(435,809,216)	(181,457,285)	(134,792,219)

The Company is not subject to any externally imposed capital requirements for the financial period ended 31 March 2016.

6)	OPERATING SEGMENTS

The Group has three reportable segments, as described below, which are the Group’s Lines of Businesses (LoBs). The LoBs offer different products and services, and are managed separately because the nature of products are different. For each of these LoBs, Chief Executive Officer, Chief Financial Officer and business heads reviews the revenue and cost of services for each LoBs separately. Accordingly, they are construed to be the Chief Operating Decision Maker (CODM). LoBs assets, liabilities and expenses (other than service cost) are reviewed on an entity-wide basis by the CODM, and hence are not allocated to these LoBs. Segment revenue less service cost from each LoBs are reported and reviewed by the CODM on a monthly basis.

The following summary describes the operations in each of the Group’s reportable segments:

1. Air ticketing: Primarily through an internet based platform, provides the facility to book domestic and international air tickets.

2. Hotels & packages: Primarily through an internet based platform, provides the facility to book domestic, international hotels and holiday packages.

3. Bus: Primarily through an internet based platform, provides the facility to book bus tickets.

Other operations primarily include advertisement income from hosting advertisements on its internet web-sites. The operations do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in these Carve-out combined financial statements.

Ibibo Group Holdings (Singapore) Pte. Limited

Carve-out combined financial statements

Information about reportable segments:

	For the Year Ended March 31,
	Air ticketing		Hotels and packages		Bus ticketing		Others		Total
Particulars	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2016
	Amounts in SGD		Amounts in SGD		Amounts in SGD		Amounts in SGD		Amounts in SGD		USD
Revenues	14,202,946	24,681,737	5,817,346	27,099,667	14,319,826	26,816,617	5,604,762	2,796,213	39,944,880	81,394,234	60,462,216
Total segment revenue	14,202,946	24,681,737	5,817,346	27,099,667	14,319,826	26,816,617	5,604,762	2,796,213	39,944,880	81,394,234	60,462,216
Procurement cost of hotel and packages services			(791,832)	(19,589,639)					(791,832)	(19,589,639)	(14,551,804)
Commission paid and other cost of providing services									(9,426,296)	(9,388,760)	(6,974,268)

Segment revenue less service cost	14,202,946	24,681,737	5,025,514	7,510,028	14,319,826	26,816,617	5,604,762	2,796,213	29,726,752	52,415,835	38,936,144
Other income									1,203,937	166,047	123,345
Personnel expenses									(23,352,241)	(40,961,018)	(30,427,142)
Marketing and sales promotion expenses									(44,284,018)	(132,725,471)	(98,592,684)
Other operating expenses									(16,915,520)	(22,727,528)	(16,882,728)
Depreciation and amortisation									(4,167,175)	(4,242,763)	(3,151,659)
Finance income									507,555	741,102	550,514
Finance cost									(588,370)	(521,817)	(387,622)
Share of net loss of associates accounted for using equity method									—	(88,521)	(65,756)
Loss before tax									(57,869,080)	(147,944,134)	(109,897,588)

Total Revenue of SGD 81,394,234 (2015:SGD 39,944,880) is net of discounts & rebates of SGD 58,108,380 (2015:SGD 22,714,390).

Assets and liabilities are used interchangeably between segments and these have not been allocated to the reportable segments.

Geographical information:

The Group’s customers are predominantly based in India. Therefore, information on geographical segments has not been presented.

Major customers:

Considering the nature of business, customers normally include individuals and suppliers who are using the platform to transact their services. Further, none of the corporate and other customers account for more than 10% or more of the Group’s revenues.

7)	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

a)	Saaranya Hospitality Technologies Private Limited

In August 2015, the Company acquired 27.72% equity interest in Saaranya Hospitality Technologies Private Limited (Saaranya) operating in India, which provides a cloud based hotel sales management and inventory distribution platform to various hotels. The Group paid cash consideration of 1,342,460 for the purchase of equity shares which has been accounted using equity method of accounting.

Summary financial information for individually immaterial associate is as follows:

	As at April 1,	As at March 31,
Particulars	2014 Amounts in SGD	2015 Amounts in SGD	2016 Amounts in SGD	2016 Amounts in USD
Carrying amount of Group’s interest in associates	—	—	1,253,939	931,466

	For the year ended 31st March
Particulars	2015 Amounts in SGD	2016 Amounts in SGD	2016 Amounts in UGD
Group’s share of loss in associates	—	88,521	65,756

Ibibo Group Holdings (Singapore) Pte. Limited

Carve-out combined financial statements

8)	OTHER INCOME

	For the year ended March 31,
Particulars	2015 Amounts in SGD	2016 Amounts in SGD	2016 Amounts in USD
Liabilities no longer required written back	144,937	159,737	118,658
Gain on sale of investment*	1,055,775	1,262	937
Profit on sale of property, plant and equipment	3,225	5,048	3,750
Total	1,203,937	166,047	123,345

*	Includes gain on sale of investments in mutual funds.

9) PERSONNEL EXPENSES

	For the year ended March 31,
Particulars	2015 Amounts in SGD	2016 Amounts in SGD	2016 Amounts in USD
Wages, salaries and other short term employees benefits	19,708,648	27,379,841	20,338,613
Contributions to defined contribution plans	835,414	975,787	724,845
Expenses related to defined benefit plans	208,598	431,043	320,192
Increase in liability for long-service leave	163,694	352,440	261,804
Cash-settled share based payment transactions	1,861,797	11,133,792	8,270,533
Employee welfare expenses	574,090	688,115	511,155
Total	23,352,241	40,961,018	30,427,142

This section has been intentionally left blank

Ibibo Group Holdings (Singapore) Pte. Limited

Carve-out combined financial statements

10)	OTHER OPERATING EXPENSES

	For the year ended March 31,
Particulars	2015 Amounts in SGD	2016 Amounts in SGD	2016 Amounts in USD
Traveling and conveyance	878,816	1,133,562	842,046
Recruitment	377,634	593,420	440,811
Communication	690,213	967,962	719,033
Repairs and maintenance - others	891,272	920,731	683,948
Electricity	362,042	402,418	298,929
Insurance	10,615	11,911	8,848
Rent	1,342,221	1,746,707	1,297,509
Rates and taxes	670,760	332,176	246,751
Legal and professional	532,267	1,016,598	755,161
Payment Gateway Charges	8,480,841	12,837,786	9,536,314
Printing and stationery	64,810	48,289	35,871
Postage and courier	18,182	19,733	14,658
Website Hosting Charges	1,787,996	1,837,055	1,364,623
Provision for doubtful advances	15,956	33,287	24,727
Provision for doubtful debts	238,067	111,269	82,654
Bad debts written off	111,071	90,576	67,283
Miscellaneous expenses	442,757	624,048	463,562
Total	16,915,520	22,727,528	16,882,728

11)	DEPRECIATION AND AMORTIZATION

	For the year ended March 31,
Particulars	2015 Amounts in SGD	2016 Amounts in SGD	2016 Amounts in USD
Depreciation	971,561	926,980	688,590
Amortization	3,195,614	3,315,783	2,463,069
Total	4,167,175	4,242,763	3,151,659

12)	FINANCE INCOME

	For the year ended March 31,
Particulars	2015 Amounts in SGD	2016 Amounts in SGD	2016 Amounts in USD
Other interest income	—	42,287	31,412
Interest income on bank deposits	507,555	698,815	519,102
Total	507,555	741,102	550,514

13)	FINANCE COST

	For the year ended March 31,
Particulars	2015 Amounts in SGD	2016 Amounts in SGD	2016 Amounts in USD
Interest expenses on loans and borrowings	216,195	1,313	975
Net foreign exchange loss	275,060	402,522	299,006
Other finance charges	97,115	117,982	87,641
Total	588,370	521,817	387,622

Ibibo Group Holdings (Singapore) Pte. Limited

Carve-out combined financial statements

14)	INCOME TAX BENEFIT (EXPENSE)

Income tax recognized in profit or loss

	For the year ended March 31,
Particulars	2015 Amounts in SGD	2016 Amounts in SGD	2016 Amounts in USD
Current tax expense	—	—	—
Deferred tax benefit (expense)	(3,207,583)	(5,506,297)	(4,090,252)
Total income tax benefit (expense)	(3,207,583)	(5,506,297)	(4,090,252)

Income tax recognized in other comprehensive income

Particulars	For the year ended March 31,
		2015			2016
	Tax Expense			Tax Expense
	Before tax	benefit	Net of tax	Before tax	benefit	Net of tax
	Amounts in SGD			Amounts in SGD
Foreign currency translation differences on foreign operation	(7,546,259)	—	(7,546,259)	(1,031,228)	—	(1,031,228)
Remeasurement of defined benefit (asset) liability	(81,032)	28,044	(52,988)	1,494	(517)	977
Total	(7,627,291)	28,044	(7,599,247)	(1,029,734)	(517)	(1,030,251)
Total (Amounts in USD)	(5,665,793)	20,832	(5,644,961)	(764,919)	(384)	(765,303)

Temporary difference of SGD (1,031,228) [previous year: SGD (7,546,259)] have arisen as a result of the translation of the financial statements of the group’s subsidiary. However, deferred tax has not been recognized as the liability will only eventuate in the event of the disposal of the subsidiary, and no such disposal is expected in the foreseeable future.

This section has been intentionally left blank

Ibibo Group Holdings (Singapore) Pte. Limited

Carve-out combined financial statements

15. PROPERTY, PLANT AND EQUIPMENT

Particulars	Leasehold improvements Amounts in SGD	Computers Amounts in SGD	Office Equipment Amounts in SGD	Furniture and Fixture Amounts in SGD	Vehicles Amounts in SGD	Total Amounts in SGD	Total Amounts in USD
Cost
Balance as at April 1, 2014	194,403	5,083,469	446,431	361,719	183,925	6,269,947
Additions	353	578,067	114,050	235,257	176,819	1,104,546
Disposals	—	8,550	11,005	19,795	71,350	110,700
Balance as at March 31, 2015	194,756	5,652,986	549,476	577,181	289,394	7,263,793
Balance as at April 1, 2015	194,756	5,652,986	549,476	577,181	289,394	7,263,793	5,395,776
Additions	47,313	1,194,675	103,034	5,807	—	1,350,829	1,003,438
Disposals	—	143,876	—	—	—	143,876	106,875
Balance as at March 31, 2016	242,070	6,703,785	652,510	582,988	289,394	8,470,747	6,292,339

Depreciation
Balance as at April 1, 2014	174,736	4,132,601	254,270	191,600	94,802	4,848,009
Depreciation for the year	18,450	592,093	190,595	75,405	95,018	971,561
Disposals	—	2,756	4,463	10,278	71,350	88,847
Balance as at March 31, 2015	193,186	4,721,938	440,402	256,727	118,470	5,730,723
Balance as at April 1, 2015	193,186	4,721,938	440,402	256,727	118,470	5,730,723	4,256,963
Depreciation for the year	6,607	660,104	128,591	86,228	45,450	926,980	688,590
Disposals	—	143,876	—	—	—	143,876	106,875
Balance as at March 31, 2016	199,793	5,238,166	568,993	342,955	163,920	6,513,827	4,838,678
Carrying amounts
As at April 1, 2014	19,667	950,868	192,161	170,119	89,123	1,421,938
As at March 31, 2015	1,570	931,048	109,074	320,454	170,924	1,533,070
As at April 1, 2015	1,570	931,048	109,074	320,454	170,924	1,533,070
Balance as at March 31, 2016	42,277	1,465,619	83,517	240,032	125,474	1,956,919	1,453,661
Balance as at March 31, 2016 (Amounts in USD)	31,405	1,088,707	62,039	178,304	93,206	1,453,661

Ibibo Group Holdings (Singapore) Pte. Limited

Carve-out combined financial statements

16. INTANGIBLE ASSETS AND GOODWILL

Particulars	Software Amounts in SGD	Website Development Amounts in SGD	Goodwill Amounts in SGD	Customer Relationships Amounts in SGD	Brand Amounts in SGD	Total Amounts in SGD	Total Amounts in USD
Cost
Balance as at April 1, 2014	1,040,343	343,468	97,430,744	24,707,390	21,174,460	144,696,405
Additions	139,084	—	—	—	—	139,084
Disposals	54,679	—	—	—	—	54,679
Balance as at March 31, 2015	1,124,748	343,468	97,430,744	24,707,390	21,174,460	144,780,810
Balance as at April 1, 2015	1,124,748	343,468	97,430,744	24,707,390	21,174,460	144,780,810	107,547,771
Additions	1,360,085	—	—	—	—	1,360,085	1,010,314
Disposals	—	—	—	—	—	—	—
Balance as at March 31, 2016	2,484,833	343,468	97,430,744	24,707,390	21,174,460	146,140,895	108,558,085

Amortization
Balance as at April 1, 2014	735,033	340,803	—	1,235,370	1,058,723	3,369,929
Amortization for the year	134,989	1,834	—	1,647,160	1,411,631	3,195,614
Disposals	46,615	—	—	—	—	46,615
Balance as at March 31, 2015	823,407	342,637	—	2,882,530	2,470,354	6,518,928
Balance as at April 1, 2015	823,407	342,637	—	2,882,530	2,470,354	6,518,928	4,842,466
Amortization for the year	256,993	—	—	1,647,160	1,411,630	3,315,783	2,463,068
Disposals	—	—	—	—	—	—	—
Balance as at March 31, 2016	1,080,400	342,637	—	4,529,689	3,881,984	9,834,710	7,305,534
Carrying amounts
As at April 1, 2014	305,310	2,665	97,430,744	23,472,020	20,115,737	141,326,476
As at March 31, 2015	301,341	830	97,430,744	21,824,860	18,704,107	138,261,882
As at April 1, 2015	301,341	830	97,430,744	21,824,860	18,704,107	138,261,882
Balance as at March 31, 2016	1,404,433	830	97,430,744	20,177,701	17,292,476	136,306,184	101,252,551
Balance as at March 31, 2016 (Amounts in USD)	1,043,257	617	72,374,644	14,988,634	12,845,399	101,252,551

For the purpose of impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Group’s operating segment. Goodwill as at March 31, 2016 has been allocated to the respective acquired redBus business level as follows:

	As at March 31
Particulars	2015	2016	2016
	Amounts in SGD	Amounts in SGD	Amounts in USD
redBus business of erstwhile Pilani Soft Labs Private Limited	97,430,744	97,430,744	72,374,643
Total	97,430,744	97,430,744	72,374,643

The recoverable amount of the CGU was based on its value in use and was determined by discounting the future cash flows to be generated from the continuing use of the CGU. These calculations use cash flow projections over a period of ten years, based on next year financial budgets approved by management, with extrapolation for the remaining period, and an average of the range of assumptions as mentioned below. The key assumptions used for the calculations are as follows:

	As at March 31
	2015	2016
Discount rate	20.00%	20.00%
Terminal value growth rate	4.00%	4.00%

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of a comparable market participant, which is adjusted for specific risks. These estimates are likely to differ from future actual results of operations and cash flows.

Based on the above, no impairment was identified as of March 31, 2016, March 31, 2015 and April 1, 2014 as the recoverable value of the CGUs exceeded the carrying value. An analysis of the calculation’s sensitivity to a change in the key parameters (Revenue growth, discount rate and long-term growth rate) based on reasonably probable assumptions, did not identify any probable scenarios where the CGUs recoverable amount would fall below their carrying amount.

Ibibo Group Holdings (Singapore) Pte. Limited

Carve-out combined financial statements

Balance life of significant intangible assets, brands and customer relationships is 12 years 3 months.

17)	TAX ASSETS AND LIABILITIES

Deferred income tax assets are recognized for tax loss carry-forwards and other tax allowances to the extent that the realization of the related tax benefit through future taxable profits is probable. Based on detailed analysis and considering future investment strategies, management has considered a reasonable period for which future taxable profits can be estimated against which the losses can be adjusted. In assessing the probability of offsetting cumulative tax losses, the Group applied a method on the basis of forecast taxable results and a risk adjustment reflecting the lack of probability of assessment of future profits. Unabsorbed depreciation is available for set-off against taxable income in future years for an indefinite period. As a result, the deferred tax asset arising from unabsorbed depreciation and other tax allowances have been recognized only to the extent that the Group has sufficient taxable temporary differences that will be available against which unabsorbed depreciation and other tax allowances can be utilised.

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items:

	As at March 31
Particulars	2015	2016	2016
	Amounts in SGD	Amounts in SGD	Amounts in USD
Tax loss carry forwards	54,492,653	87,062,976	64,673,136
Total	54,492,653	87,062,976	64,673,136

As at April 1, 2014, March 31, 2015 and March 31, 2016, the Company did not recognize deferred tax assets on tax losses which can be carried forward only for eight years in the absence of reasonable certainty of recoupment of such losses prior to their expiry.

Recognized deferred tax assets

Deferred tax assets are attributable to the following:

	As at April 1,	As at March 31,
Particulars	2014	2015	2016	2016
	Amounts in SGD	Amounts in SGD	Amounts in SGD	Amounts in USD
Property, plant and equipment	60,347	140,379	85,917	63,822
Intangible assets	32,892,328	23,317,033	13,972,620	10,379,305
Deductible temporary differences	1,400,755	3,248,866	7,030,656	5,222,594
Unabsorbed depreciation	2,009,467	14,673,954	22,538,671	16,742,439
Net Deferred tax assets/(liabilities)	36,362,897	41,380,232	43,627,864	32,408,160

Movement in temporary differences during the year

Particulars	Balance as on April 1, 2014	Recognised in profit and loss	Recognised in other comprehensive income	Effect of movement in exchange rates	Balance as on March 31, 2015	Recognised in profit and loss	Recognised in other comprehensive income	Effect of movement in exchange rates	Balance as on March 31, 2016	Balance as on March 31, 2016
	Amounts in	Amounts in	Amounts in	Amounts in	Amounts in	Amounts in	Amounts in	Amounts in	Amounts in	Amounts in
	SGD	SGD	SGD	SGD	SGD	SGD	SGD	SGD	SGD	USD
Property, plant and equipment	60,347	77,661	(679)	3,050	140,379	(45,889)	(5)	(8,568)	85,917	63,822
Intangible assets	32,892,328	(11,336,805)	99,118	1,662,392	23,317,033	(7,932,557)	(746)	(1,411,110)	13,972,620	10,379,305
Deductible temporary differences	1,400,755	1,792,993	(15,676)	70,795	3,248,866	9,302,927	875	(5,522,012)	7,030,656	5,222,594
Tax loss carry forwards	2,009,467	12,673,734	(110,807)	101,559	14,673,954	4,181,816	393	3,682,508	22,538,671	16,742,439
Total	36,362,897	3,207,583	(28,044)	1,837,796	41,380,232	5,506,297	517	(3,259,182)	43,627,864	32,408,160

Ibibo Group Holdings (Singapore) Pte. Limited

Carve-out combined financial statements

18)	TRADE AND OTHER RECEIVABLES

	As at April 1,	As at March 31,
Particulars	2014	2015	2016	2016
	Amounts in SGD	Amounts in SGD	Amounts in SGD	Amounts in USD
Intercompany trade receivables	3,911,550	203,315	395,546	293,824
Other trade receivables (net)	5,467,123	2,459,194	2,370,754	1,761,072
Due from employees	51,776	12,985	8,040	5,972
Security deposit	951,292	1,263,004	1,587,919	1,179,557
Interest accrued but not due	6,015	33,906	6,937	5,153
Total	10,387,756	3,972,404	4,369,196	3,245,578
Non-current	951,292	1,263,004	1,587,919	1,179,557
Current	9,436,464	2,709,400	2,781,277	2,066,021
Total	10,387,756	3,972,404	4,369,196	3,245,578

The trade receivables primarily comprises receivable from airline and other customers.

Security deposits include amounts paid in advance to suppliers of hotels and other services in order to guarantee the provision of those services.

The management does not consider there to be significant concentration of credit risk relating to trade and other receivables.

The Group’s exposure to credit and currency risks and impairment losses related to trade and other receivables is disclosed in note 5.

19)	CASH AND CASH EQUIVALENTS

	As at April 1,	As at March 31,
Particulars	2014	2015	2016	2016
	Amounts in SGD	Amounts in SGD	Amounts in SGD	Amounts in USD
Cash in hand	4,750	7,784	11,391	8,462
Collection in transit*	507,677	3,995,701	4,980,078	3,699,360
Bank balances	5,466,122	9,206,035	7,056,039	5,241,449
Term deposits	1,990,605	7,797,526	7,890,481	5,861,299
Total	7,969,154	21,007,046	19,937,989	14,810,570

*	Collection in transit represents the amount of collection from credit/debit cards swiped and online bank transfers made by the customers which is outstanding as at the year end and credited to Group’s bank accounts subsequent to the year end.

The Group’s exposure to market risk and a sensitivity analysis for financial assets and financial liabilities is disclosed in note 5.

20)	OTHER CURRENT ASSETS

	As at April 1,	As at March 31,
Particulars	2014	2015	2016	2016
	Amounts in SGD	Amounts in SGD	Amounts in SGD	Amounts in USD
Prepaid expenses	217,032	369,414	263,219	195,527
Advance to vendor	6,988,864	6,320,979	8,095,518	6,013,607
Other receivables*	1,949,509	1,981,219	1,651,145	1,226,523
Total	9,155,405	8,671,612	10,009,882	7,435,657
Non-current	—	—	—	—
Current	9,155,405	8,671,612	10,009,882	7,435,657
Total	9,155,405	8,671,612	10,009,882	7,435,657

*	Includes service tax input credit

Ibibo Group Holdings (Singapore) Pte. Limited

Carve-out combined financial statements

21)	INVESTED CAPITAL AND RESERVES

Invested Capital

The Group’s invested capital comprises the net assets of the combined carve-out group.

During the year, the Group converted debt into equity of Ibibo Group Holdings (Singapore) Pte. Limited for a total consideration of 363,184,875.

Foreign currency translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of the Indian, Malaysia, Hong Kong, and Mauritius subsidiaries.

22)	LOANS AND BORROWINGS

This note provides information about the contractual terms of Group’s interest bearing loans and borrowings, which are measured at amortized cost/fair value. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, see note 5.

	As at April 1,	As at March 31,
Particulars	2014	2015	2016	2016
	Amounts in SGD	Amounts in SGD	Amounts in SGD	Amounts in USD
Unsecured loans from related party	380,417,294	456,816,265	201,395,274	149,602,789

Total	380,417,294	456,816,265	201,395,274	149,602,789

Loans from MIH B2C Holdings B.V, the immediate holding company of Ibibo Group Holding (Singapore) Pte. Ltd. and related companies are unsecured, denominated in United States Dollar and repayable on demand on or before March 31, 2021. The contractual interest rate on the loans at balance sheet date is LIBOR plus 2% per annum (2015: LIBOR plus 2% per annum).

On May 26, 2015, the loan from immediate holding and TCH Purple Limited was converted to equity of the Ibibo Group Holding (Singapore) Pte. Ltd. through issuance of 4,041 and 263 ordinary shares, respectively at the issue price of S$83,720.61 and S$94,562.29 per share, respectively.

23)	TRADE AND OTHER PAYABLES

	As at April 1,	As at March 31,
Particulars	2014	2015	2016	2016
	Amounts in SGD	Amounts in SGD	Amounts in SGD	Amounts in USD
Trade and other payables due to related parties	—	2,419,035	160,933	119,546
Other trade payables	9,049,200	12,639,002	11,966,167	8,888,848
Advance from customers	3,850,202	13,740,521	13,726,671	10,196,606
Accrued expenses	7,536,526	3,080,992	15,921,719	11,827,157
Total	20,435,928	31,879,550	41,775,490	31,032,157

Ibibo Group Holdings (Singapore) Pte. Limited

Carve-out combined financial statements

24)	OTHER CURRENT LIABILITIES

	As at April 1,	As at March 31,
Particulars	2014	2015	2016	2016
	Amounts in	Amounts in	Amounts in	Amounts in
	SGD	SGD	SGD	USD
Statutory liabilities*	944,045	692,235	946,685	703,228
Current maturities of long term debentures	12,692,030	63,118	—	—
Total	13,636,075	755,353	946,685	703,228

*	Includes withholding and personal tax

25)	EMPLOYEE BENEFITS

	As at April 1,	As at March 31,
Particulars	2014	2015	2016	2016
	Amounts in	Amounts in	Amounts in	Amounts in
	SGD	SGD	SGD	USD
Post employment defined benefit plan	281,461	438,853	389,559	289,377
Other long term employment benefit	5,488,826	8,037,635	19,280,769	14,322,366
Total	5,770,287	8,476,488	19,670,328	14,611,743
Non-current	2,828,063	3,894,500	6,788,526	5,042,732
Current	2,942,224	4,581,988	12,881,802	9,569,011
Total	5,770,287	8,476,488	19,670,328	14,611,743

Defined benefit plan

Gratuity

The Group provides for Gratuity, a defined benefit plan covering eligible employees in accordance with the Payment of Gratuity Act, 1972. The Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of any amount based on the respective employee’s salary and the tenure of employment. Gratuity contributions are made to a trust administered by the Group. The contributions made to the trust are recognized as plan assets. The Group’s liability is actuarially determined (using the Project Unit Credit Method) at the end of each year. Actuarial gains / losses are recognized in the Statement of Combined Statement of Profit or Loss and Other Comprehensive Income in the year in which they arise.

	As at April 1,	As at March 31,
Particulars	2014	2015	2016	2016
	Amounts in	Amounts in	Amounts in	Amounts in
	SGD	SGD	SGD	USD
Present value of obligations	281,461	438,853	389,559	289,377
Total	281,461	438,853	389,559	289,377

Movement in the present value of the defined benefit obligation

	As at March 31,
Particulars	2015	2016	2016
	Amounts in	Amounts in	Amounts in
	SGD	SGD	USD
Net defined benefit liability at the start of the year	492,890	666,522	495,114
Service cost	193,282	406,015	301,601
Interest cost	32,724	42,577	31,627
Re-measurements	(71,163)	4,110	3,053
Benefits paid	(10,532)	(26,877)	(19,965)
Effects of movement in exchange rate	29,321	(65,287)	(48,497)
Net defined benefit liability at the end of the year	666,522	1,027,060	762,933

Ibibo Group Holdings (Singapore) Pte. Limited

Carve-out combined financial statements

Movement in plan assets

	As at March 31,
Particulars	2015	2016	2016
	Amounts in	Amounts in	Amounts in
	SGD	SGD	USD
Fair value of plan assets at the beginning of the period	211,429	227,669	169,120
Actual return on plan assets	23,893	26,311	19,545
Employer contribution	—	444,264	330,013
Benefits paid	(17,777)	(26,877)	(19,965)
Effects of movement in exchange rate	10,124	(33,866)	(25,157)
Fair value of plan assets at the end of the period	227,669	637,501	473,556

Expected contribution

	As at March 31,
Particulars	2015	2016	2016
	Amounts in	Amounts in	Amounts in
	SGD	SGD	USD
Expected contribution for the next annual reporting period	302,101	578,993	430,094

Expense recognized in the combined statement of profit or loss or other comprehensive income

	As at March 31,
Particulars	2015	2016	2016
	Amounts in	Amounts in	Amounts in
	SGD	SGD	USD
Service cost	193,282	406,015	301,601
Interest cost	15,316	25,028	18,591
Expenses recognized in the statement of profit & loss	208,598	431,043	320,192

The expense is recognized in personnel expenses in the consolidated statement of profit or loss and other comprehensive income (loss).

Actuarial gains (losses) recognized in other comprehensive income

	As at March 31,
Particulars	2015	2016	2016
	Amounts in	Amounts in	Amounts in
	SGD	SGD	USD
Net Cumulative unrecognized actuarial gain/ (Loss) opening	9,110	90,142	66,960
Re-measurements for the year on PBO	71,163	(4,110)	(3,053)
Re-measurements for the year on Assets	6,485	8,762	6,509
Effects of movement in exchange rate	3,384	(6,146)	(4,565)
Actuarial gain/ (Loss) at the end of the year	90,142	88,648	65,850

Ibibo Group Holdings (Singapore) Pte. Limited

Carve-out combined financial statements

Actuarial assumptions

Principal actuarial assumptions are given below:

	As at March 31,
Economic Assumption	2015	2016
Discount rate	8.00%	8.00%
Future salary Increase	10.00%	10.00%

Demographic Assumption
i) Retirement Age (Years)	60	60
ii) Mortality rates inclusive of provision for disability	100% of IALM (2006-08)
iii) Ages	Withdrawn Rate (%)
Upto 30 Years	3.00	3.00
From 31 to 44 Years	2.00	2.00
Above 44 Years	1.00	1.00

The actuarial valuation is carried out yearly by an independent actuary. The discount rate used for determining the present value of obligation under the defined benefit plan is determined by reference to market yields at the end of the reporting period on Indian Government Bonds. The currency and the term of the government bonds is consistent with the currency and term of the defined benefit obligation.

The salary growth rate takes into account inflation, seniority, promotion and other relevant factors on long-term basis.

Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	For the year ended March 31,
	2015		2016
Particulars	Increase	Decrease	Increase	Decrease
Discount rate (0.5% movement)	(41,867)	45,427	(95,514)	108,478
Future salary growth (0.5% movement)	44,334	(41,296)	105,865	(94,288)

Sensitivities due to mortality and withdrawals are not material and hence impact of change not calculated.

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the defined benefit liability recognized in the balance sheet.

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.

Risk exposure

Through its defined benefit plans, the Group is exposed to a number of risks, the most significant of which are detailed below:

Asset volatility

The plan liabilities are calculated using a discount rate set with reference to government bond yields; if plan assets underperform this yield, this will create a deficit.

Changes in bond yields

A decrease in government bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.

Ibibo Group Holdings (Singapore) Pte. Limited

Carve-out combined financial statements

Inflation risks

The employee benefit obligations are linked to salary inflation, and higher inflation will lead to higher liabilities.

The major categories of plan assets are as follows:

	As at March 31,
Particulars	2015	2016
Funds Managed by Insurer	100%	100%
Total	100%	100%

Matching of assets and liabilities

The Employee benefit plans and matching of assets and liabilities are managed by a Trustee.

The expected maturity analysis of employee’s gratuity fund is as follows:

	Less than	Between 1	Between 2	Over 5
	1 year	to 2 years	to 5 years	years	Total
March 31, 2016
Employee’s gratuity fund	9,157	10,500	47,162	960,038	1,026,857
Total	9,157	10,500	47,162	960,038	1,026,857

March 31, 2015
Employee’s gratuity fund	5,290	7,372	28,484	511,220	552,366
Total	5,290	7,372	28,484	511,220	552,366

26)	SHARE BASED PAYMENT

Description of the Share-based payment arrangements

Share based payments

a)	Ibibo E-commerce stock appreciation rights (SARs)

On August 28, 2012, MIH India Global Internet Limited (a Naspers group entity) established a trust for the benefit of employees of Ibibo Group Private Limited to award share appreciation rights of subsidiary company. SARs are granted at an exercise price of no less than 100% of the fair value of the SARs at the time of the grant. One fifth of the SARs generally vest at the anniversary of each of the first, second, third, fourth and fifth years after the grant date of the SARs and expire after 10 years. Unvested SARs are subject to forfeiture upon termination of employment. The SARs are cancelled by mutual agreement between the employer and the employee. This plan is classified as cash-settled as the Group has the obligation to settle the share-based payment transaction.

This section has intentionally left blank

Ibibo Group Holdings (Singapore) Pte. Limited

Carve-out combined financial statements

Movements in terms of the group’s significant share appreciation rights plans are as follows:

	As at March 31,
	2015	2016
SARs
Outstanding at April 1	4,743,770	6,053,470
Transfer from other plans	—	173,005
Granted	2,158,281	1,140,727
Excercised	(10,650)	(115,378)
Forfeited	(837,931)	(1,063,263)

Outstanding at March 31	6,053,470	6,188,561
Available to be implemented at March 31	895,242	1,869,160

Weighted average exercise price	2015	As at March 31, 2016	2016
	Amounts in SGD	Amounts in SGD	Amounts in USD
SARs
Outstanding at April 1	2.24	2.62	2.00
WAV Transfer from other plans	0.00	2.72	2.00
Granted	3.24	4.16	3.00
Excercised	2.07	2.34	2.00
Forfeited	2.42	2.98	2.00

Outstanding at March 31	2.57	2.85	2.00
Available to be implemented at March 31	2.18	2.42	2.00

Weighted average share price of SARs taken up during the year SARs (Numbers)	10,650	115,378
Weighted average SAR price	3.24	4.16	3.00

Share appreciation rights allocations outstanding and currently available to be implemented at March 31, 2016 by exercise price for the group’s significant share incentive plans:

	SARs outstanding			SARs currently available
Exercise prices	Number outstanding at March 31, 2015	Weighted average remaining contractual life (years)	Weighted average exercise price	Exercisable at March 31, 2015	Weighted average exercise price
1.82	649,000	7.50	1.82	259,600	1.82
2.05	1,604,313	8.45	2.05	320,862	2.05
2.58	1,845,706	8.95	2.58	369,115	2.58
3.24	1,077,501	9.64	3.24	—	—
3.24	876,950	9.54	3.24	—	—

	6,053,470		2.57	949,577	2.19

Ibibo Group Holdings (Singapore) Pte. Limited

Carve-out combined financial statements

	SARs outstanding			SARs currently available
Exercise prices	Number outstanding at March 31, 2016	Weighted average remaining contractual life (years)	Weighted average exercise price	Exercisable at March 31, 2016	Weighted average exercise price
1.85	576,400	6.48	1.85	345,840	1.85
2.09	1,470,693	7.45	2.09	588,084	2.09
2.63	1,617,155	7.95	2.63	645,726	2.63
3.31	726,226	8.66	3.31	144,830	3.31
4.16	667,877	9.54	4.16	—	—
3.31	730,760	8.52	3.31	144,680	3.31
4.16	399,450	9.55	4.16	—	—

	6,188,561		2.85	1,869,160	2.42

Share appreciation rights plan grants made during the year relating to the group’s significant plans:

	As at March 31,
	2015	2016	2016
	Amounts in SGD	Amounts in SGD	Amounts in USD
Weighted average fair value at measurement date	—	4.91	4.00
This weighted average fair value has been calculated using the Bermudan binomial option pricing model, using the following inputs and assumptions:	—
Weighted average SAR price	—	0.00	0.00
Weighted average exercise price	—	13.20	10.00
Weighted average expected volatility (%)*	—	0.00
Weighted average option life (years)	—	0.00
Weighted average risk-free interest rate (%) (based on zero rate bond yield at perfect fit)	—	0.00
Weighted average annual sub-optimal rate (%)	—	0.00
Weighted average vesting period(years)	—	0.00

*	The weighted average expected volatility of all SAR grants listed above is determined using historical annual company valuations, except where historical daily share prices are used.

b)	MIH Mauritius

On March 25, 1999, the MIH Limited Share Scheme was established. Share options may be granted with an exercise price of not less than 100% of the market value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date and the share options expire after 10 years. Unvested share options are subject to forfeiture upon termination of employment. Cancelled options are options cancelled by mutual agreement between the employer and the employee. This plan is classified as cash-settled as the Group has the obligation to settle the share-based payment transaction.

Ibibo Group Holdings (Singapore) Pte. Limited

Carve-out combined financial statements

Movements in terms of the group’s significant share grants plans are as follows:

	As at March 31,
	2015	2016
Shares
Outstanding at April 1	24,176	24,176
Transfer from other plans	—	—
Granted	—	835

Outstanding at March 31	24,176	25,011
Available to be implemented at March 31	—	18,105

	As at March 31,
Weighted average exercise price	2015	2016	2016
	Amounts in SGD	Amounts in SGD	Amounts in USD
Outstanding at April 1	28	34	26
WAV Transfer from other plans	—	—	—
Granted	—	210	156

Outstanding at March 31	28	40	30
Available to be implemented at March 31	24	33	24

Weighted average share price of options taken up during the year
SARs	—	—	—
Weighted average Share price	—	—	—

Share grants allocations outstanding and currently available to be implemented at 31 March by exercise price for the group’s significant share incentive plans:

	Share options outstanding			Share options currently available
Exercise prices	Number outstanding at March 31, 2015	Weighted average remaining contractual life (years)	Weighted average exercise price	Exercisable at March 31, 2015	Weighted average exercise price
12.71	2,381	2.95	12.71	2,381	12.71
16.19	1,723	3.48	16.19	1,723	16.19
16.66	1,863	2.25	16.66	1,863	16.66
32.03	18,209	6.48	32.03	6,069	32.03

	24,176		27.82	12,036	23.56

Ibibo Group Holdings (Singapore) Pte. Limited

Carve-out combined financial statements

Share grants made during the year relating to the group’s significant plans:

	Share options outstanding			Share options currently available
Exercise prices	Number outstanding at March 31, 2016	Weighted average remaining contractual life (years)	Weighted average exercise price	Exercisable at March 31, 2016	Weighted average exercise price
15.70	2,381	1.95	15.70	2,381	15.70
19.99	1,723	2.48	19.99	1,723	19.99
20.57	1,863	1.24	20.57	1,863	20.57
39.56	18,209	5.47	39.56	12,138	39.56
209.02	795	9.90	209.02	—	—
225.48	40	9.70	225.48	—	—

	25,011		40.21	18,105	32.60

*	The weighted average expected volatility of all share options listed above is determined using historical daily share prices

c)	Naspers Global Ecommerce

On June 19, 2014, the Naspers Global Ecommerce plan was established. SARs may be granted with an exercise price of not less than 100% of the fair value of the SARs at the time of the grant. One fifth of the SARs generally vest at the anniversary of each of the first, second, third, fourth and fifth years after the grant date of the SARs and expire after 10 years. Unvested SARs are subject to forfeiture upon termination of employment. Cancelled SARs are SARs cancelled by mutual agreement between employer and employee. This plan is classified as Cash-settled. Movements in terms of the group’s significant share appreciation rights plans are as follows:

Share appreciation rights allocations outstanding and currently available to be implemented at 31 March by exercise price for the group’s significant share incentive plans:

	As at March 31,
	2015	2016
SARs
Outstanding at April 1	—	—
Transfer from other plans	—	—
Granted	—	16,328
Excercised	—	—
Forfeited	—	—

Outstanding at March 31	—	16,328
Available to be implemented at March 31	—	—

As at March 31,
Weighted average exercise price	2015	2016	2016
	Amounts in SGD	Amounts in SGD	Amounts in USD
SARs
Outstanding at April 1	—	—	—
WAV Transfer from other plans	—	—	—
Granted	—	17.80	13.00
Excercised	—	—	—
Forfeited	—	—	—

Outstanding at March 31	—	17.80	13.00
Available to be implemented at March 31	—	—	—

Weighted average share price of SARs taken up during the year
SARs	—	—	—
Weighted average SAR price	—	—	—

Ibibo Group Holdings (Singapore) Pte. Limited

Carve-out combined financial statements

	SARs outstanding			SARs currently available
Exercise prices	Number outstanding at March 31, 2015	Weighted average remaining contractual life (years)	Weighted average exercise price	Exercisable at March 31, 2015	Weighted average exercise price
—	—	—	—	—	—

	—		—

	SARs outstanding			SARs currently available
Exercise prices	Number outstanding at March 31, 2016	Weighted average remaining contractual life (years)	Weighted average exercise price	Exercisable at March 31, 2016	Weighted average exercise price
13.20	16,328	9.89	13.20	—	—

	16,328		13.20

Share appreciation rights plan grants made during the year relating to the group’s significant plans:

	As at March 31,
	2015	2016	2016
	Amounts in SGD	Amounts in SGD	Amounts in USD
Weighted average fair value at measurement date	—	4.91	4.00
This weighted average fair value has been calculated using the Bermudan binomial option pricing model, using the following inputs and assumptions:	—
Weighted average SAR price	—	0.00	0.00
Weighted average exercise price	—	13.20	10.00
Weighted average expected volatility (%)*	—	0.00
Weighted average option life (years)	—	0.00
Weighted average risk-free interest rate (%) (based on zero rate bond yield at perfect fit)	—	0.00
Weighted average annual sub-optimal rate (%)	—	0.00
Weighted average vesting period(years)	—	0.00

*	The weighted average expected volatility of all SAR grants listed above is determined using historical annual company valuations, except where historical daily share prices are used.

On consummation of the proposed transaction as defined under note 2 on the basis of preparation of these carve-out combined financial statements, the share based payment arrangement mentioned above would undergo a change and the eligible employees of Ibibo Group would be entitled to participate in the share based payment arrangements of MakeMyTrip Limited.

Ibibo Group Holdings (Singapore) Pte. Limited

Carve-out combined financial statements

27)	FAIR VALUE

Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	As at April 1,		As at March 31,
	2014		2015		2016		2016
Particulars	Carrying Value	Fair value	Carrying Value	Fair value	Carrying Value	Fair value	Carrying Value	Fair value
	Amounts in SGD		Amounts in SGD		Amounts in SGD		Amounts in USD
Assets Carried at Amortised Cost
Trade and Other receivables	951,292	951,292	1,263,004	1,263,004	1,587,919	1,587,919	1,179,557	1,179,557

The carrying amounts of trade receivable, trade payables, loans and borrowings and cash and cash equivalents are considered to be the same as their fair values as they short-term in nature.

There were no transfers between Level 1, Level 2 and Level 3 during the year.

28)	OPERATING LEASES

Leases as lessee

Non-cancellable operating lease rentals are payable as follows:

	As at March 31,
Particulars	2015 Amounts in SGD	2016 Amounts in SGD	2016 Amounts in USD
Less than one year	774,226	1,658,730	1,232,157
Between one and five years	3,158,563	5,337,711	3,965,021
More than five years	2,667,674	1,816,957	1,349,693
Total	6,600,463	8,813,398	6,546,871

The Group leases a number of offices under operating leases. The lease period ranges for a period of one to nine years

During the year ended March 31, 2016, SGD 1,746,707 was recognized as rent expense under other operating expenses in profit or loss in respect of operating leases (March 31, 2015: SGD 1,342,221).

29)	CONTINGENT LIABIILITIES

An investigation has been initiated and a show cause noticed has been served by Directorate General of Central Excise Intelligence, or (DGCEI), for the period from November 2013 to March 2016 for service tax on certain matters raising a demand of SGD 49,793,143 (Previous year: Nil) excluding interest and penalty. The matters are industry-wide issues and involve a complex interpretation of the law. The Group has made pre-deposits of SGD 1,324,368 under protest. Group had filed a writ before the Delhi High Court seeking injunctive relief against inappropriate action taken by DGCEI and the same was decided in Group’s favor. The department has appealed against the order of the Delhi High Court before the Supreme Court of India and the matter is currently sub-judis. The Group believes that the Group has a strong case in its favor and is taking all possible legal measures to secure appropriate orders of relief from the courts.

This section has been intentionally left blank

Ibibo Group Holdings (Singapore) Pte. Limited

Carve-out combined financial statements

30)	RELATED PARTIES

For the purpose of the Carve-out combined financial statements, parties are considered to be related to the Group, if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

Related parties and nature of related party relationships:

Name of Entity	Type of Entity	Place of business/country of incorporation
MIH B2C Holdings B.V	Holding	Netherlands

Name of Entity	Type of Entity	Place of business/ country of
TCH Purple Limited	Shareholder	British Virgins Islands
Myriad International Holdings BV	Entity under common control	Netherlands
Multichoice Support Services (Pty) Ltd	Entity under common control	South Africa
Gaadi Web Private Ltd (Till September 22, 2014)	Subsidiary	India
Tek Travels Private Limited	Entity under common control	India
PayU Payments Private Limited	Associate	India
10C India Private Limited	Entity under common control	India
MIH Internet India Private Limited	Entity under common control	India
Tek Travel JLT	Entity under common control	U.A.E
Tradus Allegro AG	Entity under common control	Poland
MIH (Malta) Limited	Entity under common control	Malta

Name of Key Management Personnel

Mr. Ashish Kashyap
Mr. Pankaj Jain
Mr. Sanjay Bhasin
Mr. Leroux Neethling (Till October 12, 2015)
Mr. Oliver Minho Rippel
Mr. Rogar Clark Rabalais (From October 12, 2015)

Ibibo Group Holdings (Singapore) Pte. Limited

Carve-out combined financial statements

	Year ended March 31, 2014	Year ended March 31, 2015			Year ended March 31, 2016
Particulars	Total	Holding Company	Enterprise which is in the same beneficial ownership	Total	Holding Company	Enterprise which is in the same beneficial ownership	Total

Equity Share Capital Issued		—	—	—	363,184,867	—	363,184,867
MIH B2C Holdings B.V		—	—	—	338,314,985	—	338,314,985
TCH Purple Limited		—	—	—	24,869,882	—	24,869,882

Loan from immediate holding company (non-trade)		91,383,158	—	91,383,158	107,763,876	—	107,763,876
MIH B2C Holdings B.V		91,383,158	—	91,383,158	107,763,876	—	107,763,876

Service Provided - Business Support		—	402,989	402,989	—	312,592	312,592
PayU Payments Private Limited		—	144,438	144,438	—	11,187	11,187
Multichoice Support Services (Pty) Ltd		—	62,899	62,899	—	—	—
10C India Pvt Ltd		—	91,336	91,336	—	—	—
Myriad International Holdings BV		—	—	—	—	131,834	131,834
Tek Travel Private Limited		—	104,316	104,316	—	169,571	169,571

Rent Paid		—	232,538	232,538	—	262,778	262,778
PayU Payments Private Limited		—	232,538	232,538	—	262,778	262,778

Advertisement Income		—	32,297	32,297	—	—	—
PayU Payments Private Limited		—	32,297	32,297	—	—	—

Commission Income		—	655,456	655,456	—	493,860	493,860
Tek Travel Private Limited		—	655,456	655,456	—	493,860	493,860

Payment made on behalf (Received / Receivable)		—	81,360	81,360	—	5,477	5,477
PayU Payments Private Limited		—	15,022	15,022	—	5,195	5,195
Multichoice Support Services (Pty) Ltd		—	65,640	65,640	—	—	—
MIH Internet India Private Limited		—	698	698	—	282	282

Cost of Services Paid/Payable		—	9,854,721	9,854,721	—	11,836,229	11,836,229
PayU Payments Private Limited - Payment Gateway Expense		—	7,850,507	7,850,507	—	10,313,696	10,313,696
Gaadi Web Private Ltd - Advertisement Affiliate Expense		—	21,928	21,928	—	—	—
Tek Travel Pvt Ltd - Commission Expense		—	1,982,286	1,982,286	—	1,522,533	1,522,533

Balances as at year end
Particulars
Receivables	4,689,093	—	346,520	346,520	—	297,546	297,546
Tek Travels Private Ltd	512,365	—	—	—	—	139,995	139,995
Multichoice Support Services (Pty) Ltd		—	10,457	10,457	—	—	—
Gaadi Web Private Ltd	3,524
10C India Private Limited	216,105	—	140,829	140,829	—	60,621	60,621
Myriad International Holdings BV	3,721,413	—	—	—	—	96,930	96,930
PayU Payments Private Limited	235,686	—	195,234	195,234	—	—	—

Payables	648,069	—	2,421,412	2,421,412	—	160,931	160,931
Tek Travel JLT	92,896	—	364,630	364,630	—	21,227	21,227
Gaadi Web Private Ltd	11,187
PayU Payment Private Limited		—	—	—	—	107,534	107,534
Tek Travel Private Limited	543,986	—	2,041,204	2,041,204	—	13,322	13,322
Tradus Allegro AG		—	—	—	—	350	350
MIH (Malta) Limited		—	15,578	15,578	—	18,498	18,498

Borrowings
Loan from immediate holding company (non-trade)	338,314,993	429,698,152	—	429,698,152	201,395,274	—	201,395,274
MIH B2C Holdings B.V	338,314,993	429,698,152	—	429,698,152	201,395,274	—	201,395,274

Ibibo Group Holdings (Singapore) Pte. Limited

Carve-out combined financial statements

Transactions with Key Management Personnel:

Key Management Personnel compensation*

	For the Year ended March 31,
Particulars	2015	2016	2016
	Amounts in SGD	Amounts in SGD	Amounts in USD
Remuneration Paid	1,457,575	1,859,423	1,381,238

ESOP, Gratuity, deferred bonus and Leave encashment has been charged on a group basis based on separate valuation and separate figures applicable to an individual employee are not available and accordingly, the same has not been considered in the above computation.

Approved by the Board of Directors and signed on behalf of the Board

Director	Director
Roger Clark Rabalais	Oliver Rippel

Date: November 28, 2016